[Wachtell, Lipton, Rosen & Katz Letterhead]

September 25, 2014

VIA E-MAIL AND EDGAR
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Dollar Tree, Inc.
Registration Statement on Form S-4
Filed August 11, 2014
File No. 333-198015

Dear Ms. Ransom:

On behalf of Dollar Tree, Inc. (the “Company” or “Dollar Tree”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on August 11, 2014 (the “Registration Statement”) contained in your letter dated September 8, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on August 11, 2014.

Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.              Please disclose on the cover page the range of shares that may be issued based on the exchange ratio’s collar feature, using the trading price as of the most recent practicable date.  Please also disclose that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual value and number of shares will not be determined until the fifteenth business day prior to the closing date.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on the cover page in response to this comment.

Summary, page 12

Interests of Family Dollar’s Directors and Executive Officers in the Merger, page 17

2.              Please revise this section to elaborate upon the interests that you briefly mention here.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 21 in response to this comment.

Background of the Merger, page 60

3.              We note your disclosure throughout your filing regarding the exchange ratio portion of the merger consideration.  Please revise this section to describe how the offer came to include the exchange ratio’s collar feature.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 79 in response to this comment.

4.              Considering Family Dollar’s board of directors had previously indicated that its stand-alone strategic plan was in the best interests of shareholders, clarify at what point the board determined that it was appropriate to consider alternatives.  In this regard, please elaborate upon the various considerations and conclusions that were made by the board at the April 17, 2014 meeting, where it appears the stand-alone strategic plan and various alternatives were considered.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 71 to 73 in response to this comment.

5.              Please discuss the reasons why the parties chose to amend the merger agreement to provide a commitment by you to divest as many stores as necessary or advisable to obtain antitrust clearance and the impact this clause could have on both companies once the merger is complete.  Please also disclose how antitrust concerns motivated the Family Dollar board of directors to proceed with a transaction with you and if the same concerns caused Family Dollar to decline to proceed with a transaction with any other strategic company.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 91 to 92 in response to the first sentence of this comment.  The Company respectfully advises the Staff that it has revised the disclosure on pages 73, 74, 76, 78 and 81 to 95 in the Background of the Merger section, and pages 95 to 106 in the Recommendation of the Family Dollar Board of Directors; Family Dollar’s Reasons for the Merger section in response to the second sentence of this comment.

6.              Please update your disclosure to describe any competing offers or alternative transactions considered after the filing of this registration statement such as, for example, the offers made by Dollar General.  Include disclosure in the “Questions and Answers” section to describe the material terms of the offers, disclose your current business relationship with the third party offering the competing bid, and describe the Board’s evaluation of the offers.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 12 and 13 in the Questions and Answers section, 81 to 95 in the Background of the Merger section, and pages 95 to 106 in the Recommendation of the Family Dollar Board of Directors; Family Dollar’s Reasons for the Merger section in response to this comment.

Recommendation of the Family Dollar Board of Directors; Family Dollar’s Reasons for the Merger, page 72

7.              We note that the Family Dollar board of directors considered as a factor that weighed positively in favor of the merger agreement that there was an absence of likelihood that strategic acquirors would be interested in acquiring Family Dollar or able to offer comparable value because of “commitments to organic growth, lack of strategic fit and integration challenges.”  Please elaborate upon each of these factors.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 71 to 73 in the Background of the Merger section, and page 101 in the Recommendation of the Family Dollar Board of Directors; Family Dollar’s Reasons for the Merger section in response to this comment.

Opinion of Morgan Stanley & Co. LLC, page 77

8.              Please disclose the amounts of compensation paid during the past two years to Morgan Stanley & Co. LLC and affiliates.  See Item 1015(b)(4) of Regulation M-A.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 119 in response to this comment.

Litigation Related to the Merger, page 96

9.              Please provide any material updates regarding the pending class action suits that are challenging the merger.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 26, 58, 125 and 126 in response to this comment.

The Merger Agreement, page 97

Explanatory Note Regarding the Merger Agreement, page 97

10.       We note your statements that “the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Family Dollar or Dollar Tree at the time they were made or otherwise,” on page 97 and “this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein,” on page A-64.  Please revise this section to remove any potential implication that the referenced section of the merger agreement does not constitute public disclosure under the federal securities laws.  Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 127 in response to this comment.

Where You Can Find More Information, page 154

11.       Please also incorporate by reference the Forms 8-K filed on August 18, 2014 and September 5, 2014 and the quarterly report on Form 10-Q filed on August 21, 2014.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 184 and 185 to incorporate by reference these filings and other documents filed by the Company and Family Dollar pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the filing of the Registration Statement on August 11, 2014 and prior to Amendment No. 1.  (other than the portions of those documents not deemed to be filed).

In the event the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com, or my colleague Brandon C. Price at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz
Trevor S. Norwitz

cc:                                Via E-mail

Jennifer López, United States Securities and Exchange Commission

William A. Old, Jr., Dollar Tree, Inc.

Daniel A. Neff, Wachtell, Lipton, Rosen & Katz

James C. Snyder, Jr., Family Dollar Stores, Inc.

Ethan A. Klingsberg, Cleary Gottlieb Steen & Hamilton LLP

Paul M. Tiger, Cleary Gottlieb Steen & Hamilton LLP